March 3, 2026

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
22 Einstein St., PO Box 4061
Ness Ziona, Israel 7403686

       Re: Steakholder Foods Ltd.
           Registration Statement on Form F-1
           Filed February 27, 2026
           File No. 333-293868
Dear Arik Kaufman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing